VanEck Avalanche ETF
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, New York 10017
January 21, 2026
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
VanEck Avalanche ETF
Registration Statement on Form S-1
File No. 333-285831
Dear Mr. Gessert and Ms. Berkheimer:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), VanEck Avalanche ETF (the “Trust”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 12:00 p.m., New York City time, on January 23, 2026, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.
Should you have any questions or require any additional information with respect to this filing, please contact Tae Ho Cho at (212) 878-8506 or Jason D. Myers at (212) 878-8324.

Sincerely,

VanEck Digital Assets, LLC

Sponsor of VanEck Avalanche ETF

By: /s/ Matthew A. Babinsky

Name: Matthew A. Babinsky

Title: Vice President

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
John J. Crimmins, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Tae Ho Cho, Clifford Chance US LLP
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Kimara E. Davis, Clifford Chance US LLP